UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

October 16, 2017

HEMPTECH CORP.

(Exact name of issuer as specified in its charter)

Nevada	46-5145215
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

10901 Roosevelt Blvd, Suite 1000c, Saint Petersburg, FL 33716

(Full mailing address of principal executive offices)

(727) 474-1810

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9.2 Other Events (Quarterly Results)

HempTech (HTCO) Announces Preliminary Record Numbers for Fourth Quarter and Year-end 2016. Grew revenue 400% compared to Q4 2015.

HempTech Corp. (OTC PINK: HTCO), a provider of advanced Controlled Environment Agriculture (CEA) with sophisticated automation and analytical tools for the cultivators of legal industrial hemp and marijuana, announces today that it has experienced exceptional growth in corporate performance and sales in second quarter 2017, continuing our growth from previous quarters.

As it was announced on Feb 6, 2017 the Company had accumulated close to $12M in prospective sales pipeline. The sales pipeline included prospects for the grow.droid I (we have since discontinued this product) , the tent based automated grow system, the grow.droid II, container based intelligent automated grow system and Company's GrowCOMM, turnkey consulting and management services for large scale grow facilities, spanning across the United States and Canada.

As of September 2017, we have had success in growing and closing part of our sales pipeline on the grow.droid II, grow container based intelligent automated grow system and expanding our GrowCOMM consulting services. As expected some of the prospects on the original sales pipeline have been disqualified due to lack of funding. We have also received additional interests that were compiled and added to the pipeline. Such as sales interests in the States of Florida from current key license holders, Nevada, California and Washington. We are exploring our sales market to the East Coast States but as of now we have not yet devoted much resources to the endeavor.

Florida has been an exciting prospect and possibly a game changer for the company. To this end, the Company is filing with the State of Florida to incorporate “Nuvus Florida Farms LLC” and “Nuvus Florida Health LLC” for the purpose of becoming a possible license holder for medical marijuana license or an Operator for current and future license holders in the State of Florida. As provided in the previous press release on July 27, 2017, the Company is in the process of co-applying for Medical Marijuana Treatment Center (MMTC) license in the State of Florida with its sister companies, FutureLand Corp & CB Scientific.

Nuvus Florida Farms LLC will be utilized as a grower of Medical Marijuana and Nuvus Florida Health LLC as the operator for the Medical Marijuana Treatment Centers. The Company is also in discussions with medical facilities in the Tampa bay area to invest in medical marijuana prescription centers expanding State wide within two years. We believe medical marijuana prescription centers will complement and enhance our ability to acquire the license and serve the patience within the Medical Marijuana Treatment Center construct.

Second quarter 2017 highlights

As of second quarter ending September 30, 2017, the Company had a total revenue of $265,000 in comparison to $0 revenue for the second quarter ending September 30, 2016.

As noted in previous correspondence, We are working very hard to close sells for up to 26 to 50 "grow.droid II" grow containers for a combined estimated revenue of $5M before the end of the third quarter 2017.

Beyond first quarter 2017

We expect to grow our sales through Mergers & Acquisitions by purchasing revenue producing complimentary companies in the coming months.

We have had preliminary discussions with the Canadian State representatives to open a facility in the province of Ontario, Canada for R&D, manufacturing and sales of our products throughout Canada and Netherlands. We have yet implemented these decisions.

We expect to have a large presence in FL in the coming years, as a technology provider to the grow farms, since the State is expected to be the second largest market after California.

We expect to grow our agreement with our sister company, FutureLand Corp, in the coming months. With their planned substantial grow in Oregon, HempTech will be an invaluable partner. Our agreement will include building large indoor grow facilities and placing multiple droid II grow pods.

The innovative design of our grow.droid II grow containers has attracted wide interests from around the States, Canada, Alaska and Australia. It seems going forward, grow.droid II grow pods may have the biggest impact on our revenue in 2017 and beyond. To solidify our position in the industry and continue expansion of our sales, we are planning to continue our sales and marketing efforts on these fronts;

Industry related publications, online adverts, direct sales, trade shows, sales centers around the country and independent sales reps in major legal States.

With legal cannabis sales in the United States achieving close to $6.7 billion in 2016 and reaching toward $22 billion in 2020 (Arcview Market Research), HempTech's grow automation technology and its patented products and services will be a catalyst for the industry in the 21st century.

"We are looking forward to great quarters and continue our success. We have gone from zero to $265,000 in revenue in the second quarter 2017 and we expect to grow quarter over quarter at a rapid pace unmatched in the industry. We have just begun selling our products which were in development for almost three years and current sales results are extremely promising," Mr. Verghese, COO of HempTech, stated.

HempTech is committed to bring cutting edge technology to cannabis growers everywhere. Through the perfect blend of technology and human experience, HempTech brings you the best in automation systems.

For more information on products offered by HempTech, please contact; info@hemptechcorp.com.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMPTECH CORP.

Date:	October 16, 2017	By:	/s/ Sam Talari
Sam Talari, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.